UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 000-52326

HARD CREEK NICKEL CORP.
(Translation of registrant’s name into English)

1060 - 1090 West Georgia Street, Vancouver, BC, Canada V6E 3V7
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General and Special Meeting to be held on June 22, 2011
99.2	Management Information Circular dated May 18, 2011
99.3	Form of Proxy
99.4	Voting Instruction Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hard Creek Nickel Corporation
(Registrant)

Date: May 31, 2011	By:	/s/ Mark Jarvis
	Name:	Mark Jarvis
	Title:	President & CEO